Exhibit (a)(46)

To the Shareholders of HEI, Inc.

HEI's incumbent directors have suggested that your decision in this contest comes down to one simple question: "Who will produce greater long-term value - the incumbent directors or the Fant director nominees?" We agree with their formulation of the question. But our answer is different from theirs. We believe the best way to tell how someone will do in the future is to look at how they have done in the past.

[Bar graph with the following heading: The value of $10,000 Invested Five Years Ago.

Data for graph:

                                                         Fant        HEI, Inc.

         $10,000 invested in June 1993                   $10,000     $10,000
         Value of that $10,000 as of June 1998           $109,900    $7,030
                                                         +999%       -30%

     Footnote to June 1998 Fant value: Represents the net proceeds upon disposition of, less the equity investment in, Fant's businesses. Fant's businesses are privately held, and the figure shown is based on asset values derived from selling the businesses. Accordingly, the Fant value may reflect significant control premiums that are not necessarily reflected in the stock market value of a public company. Past performance is not necessarily indicative of future results.

     Footnote to June 1998 HEI, Inc. value: Represents the difference between HEI's stock price of $9.25 on June 30, 1993 and $6.50 on June 30, 1998. No dividends were paid during this period.]



"We have set the bar for HEI at $25 per share. I will not rest until we reach this goal. No director's stock options will be exercisable until the stock reaches that price." - Anthony J. Fant



Who should lead HEI?

Don't miss your opportunity to decide.



Your vote is important! Return the GREEN proxy card today. Your proxy card should be mailed by July 28 to allow sufficient time to be received and tabulated. If you have any questions or need assistance voting your shares, please contact Beacon Hill Partners at (800) 253-3814.

FANT INDUSTRIES INC.